EXHIBIT 12.1

Primerica, Inc.

Computation of Earnings to Fixed Charges Ratios

(In thousands, except ratios)

		2014	2013	2012	2011	2010
Earnings:
1.	Income from continuing operations before income taxes	$275,722	$245,006	$266,122	$245,117	$359,089
Fixed charges:
2.	Interest expense	34,570	35,018	33,101	27,968	20,872
3.	Interest credited on investment-type contracts	7,277	7,612	8,300	8,584	10,180
4.	Interest factor on rental expense	573	613	513	498	481
5.	Total fixed charges (2 + 3 + 4)	42,420	43,243	41,914	37,050	31,533
6.	Earnings before fixed charges (1 + 5)	$318,142	$288,249	$308,036	$282,167	$390,622
Ratios:
7.	Earnings to total fixed charges (6 / 5)	7.5	6.7	7.3	7.6	12.4

EXH 12.1-1